EXHIBIT 99.1

March 3, 2022

Mr. Craig Kauffman

Chief Executive Officer

Codorus Valley Bancorp, Inc.

105 Leader Heights Road

York, PA 17405

VIA EMAIL

Craig,

Reference is made to your letter dated March 3, 2022.

I would be more than happy to set up a meeting with you. Prior to any meeting, I would appreciate answers to the questions set forth below regarding the following situation so that we can discuss it more fully:

Based on a declaration dated June 14, 2020 made by Amy Doll, the senior vice president and chief lending officer of PeoplesBank, a Codorus Valley Company (the “Bank” or “CVLY”), and filed with the United States District Court, Middle District of Florida, it appears that:

•	In August 2019, Doll got a request to make a $10 million loan to Richard Welkowitz in order to refinance two existing loans that were not being paid in according with their terms;

•	It is alleged elsewhere that you and Welkowitz had an extremely close business relationship that began at another bank;

•	The new loan would be secured by a car that was purported to be worth $45-50 million and was allegedly a “1959 Ferrari Testa Rossa;”

•	The borrowers provided an appraisal (the “Gerz Appraisal”) prepared by Tom Gerz valuing the car at $45-50 million;

•	In reliance on the appraisal provided by the borrowers, in September 2019, CVLY made a loan to Welkowitz in the principal amount of $8,040,000;

•	The car was the only collateral for the loan;

•	Prior to making the loan, CVLY did not obtain its own appraisal of the car (and it is unclear whether CVLY ever obtained its own appraisal);

•	Welkowitz committed suicide in December 2019, which was an event of default under the loan;

•	As a result of the event of default, the car was to be put up for auction;

•	Prior to being put up for auction, it was discovered that the car was not, in fact, a Ferrari but a replica; and

•	The gross proceeds from the sale of the car were $209,000 (or 2.5% of the original principal amount of the loan).

Here are my questions:

•	What was your relationship with Richard Welkowitz and related entities?

o

How much business did you do with Welkowitz and related entities at Susquehanna? Did that business continue after BB&T bought Susquehanna? To the extent that BB&T made you curtail your business with Welkowitz, did that factor into your decision to join CVLY?

o	What was the total size (both loans and deposits) of CVLY’s relationship with Welkowitz and related entities at the time the loan was made?

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•	What exactly was the status of the two loans that were refinanced with the loan secured by the alleged Ferrari?

o

Were either or both of those loans past due or otherwise in default? What was the risk rating for those loans? What was the rationale for substituting an alleged Ferrari as collateral for the new loan rather than maintaining the same collateral that had secured the two loans that were refinanced?

o	Was CVLY contemplating legal action against Welkowitz for non-payment on the two existing loans at the time the new loan was made?

•

It appears that, at the time the new loan was made, it represented approximately 4.25% of Codorus Valley Bancorp, Inc.’s (“Codorus Valley”) total equity capital—did the size of the loan give you any concerns?

o	Was the new loan reviewed by the board of directors (the “Board”) of Codorus Valley?

•	Did the fact that someone who claimed to own a “Ferrari” worth $45-50 million urgently needed a $10 million loan raise any red flags?

o

Did the fact that Welkowitz specifically approached CVLY with this request concern you? Did it occur to you that someone with a “Ferrari” allegedly worth $45-50 million might get more favorable terms from a lender that was more experienced in lending against such assets?

o

Did it strike you as odd that a “Ferrari” might be worth $45-50 million?[1] Did it seem strange that Welkowitz might own one of the most valuable cars in the world? Did it seem strange that, if he did, why he might have been in arrears on his existing loans with CVLY?

•

What experience did CVLY have in lending against what was purported to be a rare and valuable car? Had CVLY ever made a loan secured by that type of collateral before? If not, why was the first loan made against that type of collateral so large and unsecured by any other assets?

•	What type of diligence did CVLY do to assess Gerz’s qualifications for rendering the Gerz Appraisal?

•	Why didn’t CVLY get its own appraisal of the “Ferrari” prior to making the loan? Did CVLY ever get its own appraisal of the “Ferrari?”

•	Were you aware when the loan was made that 40% of your cash incentive compensation for 2019 would be based on “Pre-tax, Pre-Provision Income?”

As I am sure you can imagine, this situation raises serious questions regarding your competence and judgement, CVLY’s underwriting process and whether the Board was faithfully performing its fiduciary duties. I also believe that this situation suggests the existence of safety and soundness concerns.

Perhaps there is a reasonable, rational explanation for why CVLY would lend approximately $8 million—more than 4% of its equity capital—against a Ferrari (despite any evidence that CVLY had the required expertise to make such a loan) before doing any investigation to determine whether it was a fake. If there is, I am more than happy to listen to that explanation, but I tend to doubt that any explanation will provide a satisfactory answer to why the corporation and its shareholders suffered such a sizeable loss. Personally, I will be shocked if there is a good explanation, but either way, please be assured that I will be relentless in seeking to understand how and why this loss could have possibly occurred.

Q: When is a Ferrari not a Ferrari? A: When it is securing a loan made by Craig Kauffman.

Very truly yours,

/s/ J. Abbott R. Cooper

__________________

[1]

Based on an entirely unscientific google search, it appears that only one (1) car has ever sold for more than $45 million at auction. https://www.autoweek.com/car-life/classic-cars/g36954797/most-expensive-cars-sold-at-auction/

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